SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
---------------------------------------------
     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended June 30, 1997.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  September 22, 1997

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             SECOND QUARTER 1997

 (1) EUA Energy Investment Corporation Financial Statements for the second quarter 1997.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              June 30, 1997
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($4,276)
    Other Assets                                       583
          Total fixed Assets                        (3,693)
Current Assets:
    Notes Receivable                                21,949
    Accounts Receivable                                137
    Prepayments and Other Assets                       449
          Total Current Assets                      22,535
TOTAL ASSETS                                       $18,842

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (15,212)
          Total Common Equity                      (15,211)
          Total Capitalization                     (15,211)
Current Liabilities:
    Notes Payable to Parent                         33,891
    Accounts Payable                                    76
    Accrued Interest                                 1,324
          Total Current Liabilities                 35,291
Accumulated Deferred Taxes                          (1,238)
TOTAL LIABILITIES AND EQUITY                       $18,842


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
               For the Quarter Ended and YTD June 30, 1997
                               (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                174       277
    Depreciation & Amortization                5        10
    Taxes - Other                              3         7
    Income and Deferred Taxes               (162)     (290)
          Total Operating Expenses            20         4
Operating Income                             (20)       (4)
Other Income and Deductions                 (404)   (1,284)
    Loss Before Interest Charges            (424)   (1,288)
Interest Charges:
    Interest Expense - Associated Companies  476       882
    Other Interest Expense                     1         2
          Total Interest Charges             477       884
Net Income (Loss)                          ($901)  ($2,172)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Six Months Ended June 30, 1997
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($2,172)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (5,434)
        Accounts & Notes Payable                     5,516
        Accrued Expenses                               883
        Other (Net)                                   (526)
       Net Cash (Used In) Operating Activities      (1,733)
Investing Activities:
    Investments in Subsidiaries                      1,719
       Net Cash Provided From Investing Activities   1,719
Cash Provided (Used)                                  ($14)


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             SECOND QUARTER 1997

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy utilized $24,986 of its authorized $5 million in R&D funding in the second quarter of 1997. On a cumulative basis EUA Energy has utilized $2,941,902 of funding through June 30, 1997. The second quarter R&D expenditures were used in the development of applicat ions for electric compression of gas pipelines in North America.


(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications